UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-26347
(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR	CUSIP NUMBER 78411U 10 2

For Period Ended: September 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION
SE Global Equities Corp. Full Name of Registrant
Future Technologies, Inc. Former Name if Applicable
Suite 1200, 777 West Broadway Address of Principal Executive Office (Street and Number)
Vancouver, British Columbia, Canada V5Z 4J7 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB because its unaudited financial statements for the quarter ended September 30, 2001 have not been completed. The Registrant has acquired all of the issued and outstanding shares of Global-American Investments, Inc., a registered broker-dealer organized under the laws of the State of Arizona, pursuant to a stock purchase agreement dated May 25, 2001. The acquisition was subject to certain conditions precedent, including the receipt of all necessary regulatory approvals. These conditions precedent were waived and the acquisition was completed effective August 1, 2001, during the period covered by the quarterly report to be filed on Form 10-QSB. The Registrant has filed with NASD Regulation Inc. ("NASDR") a continuing membership application. The Registrant is awaiting final clearance of the continuing membership application from NASDR, which has permitted Global-American Investments, Inc. to operate under its existing plan of operation as a wholly-owned subsidiary of the Registrant. The acquisition of Global-American Investments, Inc. has raised certain unanticipated accounting issues which are currently being addressed by management in consultation with the Registrant's auditors. It is anticipated that the Form 10-QSB, along with the unaudited financial statements, will be filed once these issues have been addressed, on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Tim Leong (Name)	(604) (Area Code)	871-9909 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made
SE Global Equities Corp. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2001

By /s/ Tim Leong

Name: Tim Leong
Title: Chief Financial Officer